Filed pursuant to Rule 433
Registration Number: 333-147935

ISSUER FREE WRITING PROSPECTUS,
DATED DECEMBER 12, 2007
(SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT,
DATED DECEMBER 10, 2007)

The Great Atlantic & Pacific Tea Company, Inc.
8,134,002 Shares of Common Stock

Issuer:	The Great Atlantic & Pacific Tea Company, Inc. (NYSE symbol: GAP)

Total Number of Shares Which May be
Borrowed:	11,278,988

Total Number of Shares Sold at a Fixed
Price:	6,300,752

Total Number of Shares Which May be
Sold From Time to Time:	1,833,250

Price of Shares Sold at Fixed Price:	$28.00

Closing sale price of Common Stock on
December 12, 2007:	$28.54

Joint Book-Running Managers:	Banc of America Securities LLC
Lehman Brothers Inc.

Use of proceeds:	We will not receive any proceeds from the sale of shares of Common Stock, but will receive a nominal lending fee equal to $0.001 per share sold. The share borrowers, who are affiliates of the joint book-running managers, will receive all of the proceeds from the sale of shares of common stock.

Concurrent Offering:	Concurrently with the offering of shares of common stock, we are offering, by means of a separate prospectus supplement and accompanying prospectus, $380 million aggregate principal amount of convertible senior notes, including $150 million of convertible senior notes due 2011 and $230 million of senior convertible notes due 2012 (in each case, not including any over-allotments). Banc of America Securities LLC and Lehman Brothers Inc. are the underwriters of the convertible debt offering.

Trade Date:	December 13, 2007

Settlement Date:	December 18, 2007

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request them by calling Banc of America Securities LLC, Capital Markets Operations (Prospectus Fulfillment), 100 West 33rd Street, New York, New York 10001, toll free at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com or by contacting Lehman Brothers Inc., c/o Broadridge Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, toll free at 888-603-5847, or via fax at (631) 254-7140 or by email at quiana.smith@broadridge.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.